Exhibit 21.1

Subsidiary	Principal Activity	Date Acquired/Established	ALTN Ownership	Country of Operations
Alternus Europe Limited f/k/a AEG JD 03 Limited	Holding Company	March 21, 2022	Alternus Lux 01 S.a.r.l.	Ireland
AEG MH 04 Limited	Holding Company	January 16, 2024	Alternus Lux 01 S.a.r.l.	Ireland
Alternus LUX 01 S.a.r.l.	Holding Company	October 5, 2022	Alternus Clean Energy, Inc.	Luxembourg
ALT POL HC 02 sp z.o.o.	Holding Company	January 20, 2023	Alternus Europe Limited	Poland
ALT Alliance LLC	Holding Company	September 15, 2023	Alternus Clean Energy, Inc.	USA
Alantean LLC	Joint Venture	April 10, 2024	ALT Alliance LLC (51%)	USA
BESS LLC	Holding Company	December 10, 2024	Alternus Clean Energy, Inc.	USA
EverOn Energy LLC	Joint Venture	March 24, 2025	ALT Alliance LLC (51%)	USA